210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc.’s Research Collaborators to
Present Data on REOLYSIN® Clinical Trials at ASCO Conference

CALGARY, AB, --- May 14, 2009 –Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that data from three clinical trials using REOLYSIN are scheduled to be presented at the 2009 American Society of Clinical Oncology (ASCO) Annual Meeting.  The meeting will take place in Orlando, Florida May 29-June 2, 2009.   The abstracts are available on the ASCO website today at www.asco.org.

REOLYSIN poster presentations

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Dr. Monica Mita and colleagues are scheduled to deliver a poster presentation entitled “A Phase II Study of Intravenous (IV) Wild-Type Reovirus in the Treatment of Patients with Bone and Soft Tissue Sarcomas Metastatic to the Lung.”

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Dr. Johann de Bono and colleagues are scheduled to deliver a poster presentation entitled “A Phase I Study of the Combination of Intravenous Reolysin (REO) and Gemcitabine (GEM) in Patients (pts) with Advanced Cancer.”

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Dr. Sanjay Goel and colleagues are scheduled to deliver a poster entitled “Dose Escalation and Pharmacodynamic Study of Intravenous Administration of REOLYSIN, a Live Replication Competent RNA Virus in Patients with Advanced Solid Tumors.”

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials to be presented at this meeting with respect to REOLYSIN, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com